1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TSMC October 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — November 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for October 2008: on an unconsolidated basis, sales were NT$28,371 million, an increase of 0.4 percent over September 2008 and a decrease of 10.6 percent from October 2007. Revenues for January through October 2008 totaled NT$289,312 million, an increase of 13.7 percent compared to the same period in 2007.
On a consolidated basis, net sales for October 2008 were NT$29,490 million, an increase of 0.6 percent over September 2008 and a decrease of 9.6 percent from October 2007. Revenues for January through October 2008 totaled NT$298,085 million, an increase of 14.0 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
October	28,371	31,725	(10.6)
January through October	289,312	254,384	13.7

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
October	29,490	32,606	(9.6)
January through October	298,085	261,377	14.0

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Oct. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Oct.	Net sales	28,370,678	31,724,814
Jan.-Oct.	Net sales	289,311,552	254,383,935
2) Funds lent to other parties:None.
3) Endorsements and guarantees:None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	15,209,830	21,548,200	6,512,400	6,512,400
	Mark to Market Profit/Loss	(184,993)	(490,123)	2,773	(777)
Expired Contracts	Notional Amount	39,777,785	300,310,421	1,465,290	1,465,290
	Realized Profit/Loss	(571,347)	(26,478)	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	316,202	—	—	—
	Mark to Market Profit/Loss	932	—	—	—
Expired Contracts	Notional Amount	4,615,133	—	—	—
	Realized Profit/Loss	(7,288)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer